(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 1-10031

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nobel Learning Communities, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1615 West Chester Pike

Address of Principal Executive Office (Street and Number)

West Chester, Pennsylvania 19382

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Nobel Learning Communities, Inc. (the “Company”) could not complete its filing on Form 10-K for the year ended June 30, 2003 (the “2003 10-K”) on or prior to the date on which it was required to be filed as a result of complexities in compiling and analyzing information related to the Company’s identification, valuation and determination of the components of the Company’s discontinued operations in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and the related restatements of prior periods presented. The foregoing delays relate in large part to recent management changes, including appointment of George Bernstein as Chief Executive Officer on July 25, 2003. These resulted in delays, which could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, the Company will file the 2003 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward Chambers	(484) 947-2000
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect the Net Loss for the Fiscal Year ended June 30, 2003 (“Fiscal 2003”) to be approximately $11,534,000 as compared to the Net Income of $2,834,000 for Fiscal Year ended June 30, 2002 (“Fiscal 2002”). The reason for the difference between the Net Loss for Fiscal 2003 as compared to the Net Income for Fiscal 2002 can be primarily attributed to (1) goodwill impairment charges in the aggregate amount of $7,700,000, (2) transaction related costs of $1,168,000, (3) asset write-downs, impairments and reserves related to discontinued operations of $5,613,000, (4) impairment of intangible assets of $1,105,000 and (5) a valuation reserve of $1,000,000 against a note receivable.

Nobel Learning Communities, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2003	By:	/s/ EDWARD CHAMBERS

Edward Chambers Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).